SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-5256

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VF 401K SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

V.F. Corporation

105 Corporate Center Boulevard

Greensboro, North Carolina 27408

VF 401K SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VF 401K Savings Plan

Date: June 14, 2016	By:	/s/ Patrick J. Guido
Vice President – Treasurer
VF Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VF Corporation Retirement Plans Committee and Participants

We have audited the accompanying statements of net assets available for benefits of the VF 401k Savings Plan (formerly known as VF Corporation Retirement Savings Plan for Salaried Employees) (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2015 and delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan

June 14, 2016

VF 401K SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2015	2014
ASSETS
Participant-directed investments at fair value
Plan’s interest in the VF Corporation Tax-Advantaged Savings Plan Master Trust	$—	$872,430,484
Mutual funds	77,187,438	—
Collective investment trusts	544,762,282	—
Self-directed brokerage accounts	19,196,749	—
Separately managed fixed income fund	33,108,679	—
VF Corporation Common Stock fund	187,664,384	—

Total participant-directed investments at fair value	861,919,532	872,430,484

Receivables
VF Corporation contributions	—	2,178,107
Other receivables	166,205	—
Notes receivable from participants	17,083,224	14,755,682

Total receivables	17,249,429	16,933,789

Net assets available for benefits	$879,168,961	$889,364,273

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015
Additions to net assets
Investment income (loss)
Interest and dividends	$6,709,190
Net realized and unrealized losses on investments	(44,350,825)

Net investment loss	(37,641,635)

Interest income on notes receivable from participants	554,428

Contributions
Participant contributions	50,317,013
VF Corporation contributions	33,186,710

Total contributions	83,503,723

Total additions	46,416,516

Deductions from net assets
Benefits paid to participants	(79,001,782)
Administrative expenses	(1,640,112)

Total deductions	(80,641,894)

Decrease in net assets before transfers in	(34,225,378)
Transfers in	24,030,066

Net decrease in net assets	(10,195,312)

Net assets available for benefits:
Beginning of year	889,364,273

End of year	$879,168,961

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A - Description of the Plan

The following description of the VF 401K Savings Plan (the “Plan”) provides only general information. Effective January 1, 2015, the Plan changed its name from the VF Corporation Retirement Savings Plan for Salaried Employees (“VF Salaried Plan”) to the VF 401k Savings Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, which is sponsored by VF Corporation (“VF” or the “Company”), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of VF and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2015, the Plan was amended to i) include a safe harbor 401(k) deferral formula with safe harbor Company matching contributions of 100% on the first 6% of participant contributions, ii) provide for immediate vesting of the Company’s matching contributions, iii) permit participants to elect contributions between 1% and 50% of their pre-tax annual compensation and iv) discontinue the retirement contribution feature.

Effective January 7, 2015, the VF Corporation Retirement Savings Plan for Hourly Employees (“VF Hourly Plan”) was legally merged into the Plan, and the net assets available for benefits totaling $23,863,861 were transferred into the Plan on January 7, 2015.

Effective December 31, 2015, the Timberland Profit Sharing Plan was legally merged into the Plan, and the net assets available for benefits totaling $166,205 were transferred into the Plan on January 4, 2016. Accordingly, the net assets of the Timberland Profit Sharing Plan are recorded as other receivables in the Statement of Net Assets Available for Benefits as of December 31, 2015.

Contributions

Eligible employees may elect to contribute between 1% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes a match of 100% on the first 6% of compensation that a participant contributes to the Plan.

In 2015, the Company failed to timely remit participant contributions to the Plan in the amount of $3,504. Late contributions of $90 and related lost earnings were remitted by the Company to the Plan in 2015. The remaining late contributions and related lost earnings were remitted by the Company to the Plan in 2016.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and investment funds’ earnings, and is charged with the allocation of administrative expenses, investment funds’ losses, and withdrawals including benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Dividends

Participants invested in the VF Corporation Common Stock fund may elect to receive a cash distribution rather than reinvesting dividends within the participant account.

Vesting

Participants immediately vest in their contributions, and in the Company’s matching contributions (beginning in 2015), plus actual earnings thereon. Participants vest ratably by month in the Company’s contributions made prior to 2015, plus actual earnings thereon, and are fully vested after 5 years of service or normal retirement, disability or death.

Investment Options

Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. The VF Salaried Plan and the VF Hourly Plan participated in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) during the year ended December 31, 2014 and for the period from January 1, 2015 to January 7, 2015. As a result of the VF Hourly Plan merger, the VF Master Trust was dissolved on January 7, 2015.

Participants may direct the investment of their contributions and the Company’s matching contributions into one or more formal investment options offered by the Plan, including various mutual funds, collective investment trusts, a separately managed fixed income fund, and the VF Corporation Common Stock fund, or into various other mutual funds and exchange-traded funds available through a self-directed brokerage account. If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.

Payment of Benefits

Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or annuity, or accounts may be rolled over into another IRS-approved tax deferral account. Effective January 1, 2016, the Plan was amended to i) increase the mandatory distribution limit from $1,000 to $5,000 following termination of employment, and ii) provide for the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan, or a direct payment to the participant of any mandatory distributions less than $1,000. Hardship withdrawals are permitted on demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 1⁄2.

Forfeitures

Forfeitures are used to make corrections or pay plan expenses. Unused forfeitures at December 31, 2015 and 2014 totaled approximately $2,135,000 and $982,000, respectively. During 2015, forfeitures of approximately $649,000 were used to pay plan expenses and make prior year corrections.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from matching or retirement contribution account balances. Notes receivable are collateralized by the participant’s account balance. Participants are charged interest at the prime rate as published in the Wall Street Journal at the time of the loan and they must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments as of December 31, 2015 are stated at fair value. The Plan’s allocated share of the VF Master Trust’s net assets as of December 31, 2014 was based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust were valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note G for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded as earned on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document. VF paid approximately $287,000 of expenses on behalf of the Plan during the year ended December 31, 2015. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The ASU impacts reporting entities that measure an investment’s fair value using the net asset value (“NAV”) per share (or an equivalent) practical expedient, and eliminates the requirement to classify investments for which fair value is measured using the NAV per share practical expedient within the fair value hierarchy. In addition, the ASU removes the requirement to make certain disclosures for investments eligible to be assessed at fair value with the net asset value per share practical expedient. The new guidance is effective for reporting periods beginning after December 15, 2015 and early adoption is permitted. The Plan has early adopted this ASU as of December 31, 2015. The adoption has been reflected on a retrospective basis in Note G to the financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts but will continue to require certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and III are not applicable to the Plan. The Plan has early adopted Part II of ASU 2015-12 as of December 31, 2015. The adoption has been reflected on a retrospective basis in the financial statements.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Note C - Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated September 18, 2013, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Plan management believes it is no longer subject to income tax examinations for years prior to 2012.

Note D - Risks and Uncertainties

The Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in VF Corporation Common Stock, self-directed brokerage accounts, and a separately managed fixed income fund. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note E - Exempt Party-in-Interest Transactions

Certain plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid directly to Fidelity for administrative services were approximately $966,000 for the year ended December 31, 2015.

The Plan also invests in the common stock of the Plan sponsor and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.

Note F - Investments in Master Trust

The VF Master Trust was established for the investment of assets of the VF Salaried Plan and the VF Hourly Plan. Each participating retirement plan’s interest in the VF Master Trust was based on account balances of the participants and their elected investment options. At December 31, 2014, the VF Salaried Plan had a 97% interest and the VF Hourly Plan had a 3% interest in the net amounts of the VF Master Trust.

The following table presents the total investments of the VF Master Trust:

As of December 31, 2014
Investments at fair value:
Mutual funds	$82,988,199
Collective investment trusts	512,489,852
Self-directed brokerage accounts	18,372,975
Separately managed fixed income fund	34,129,986
VF Corporation Common Stock fund	246,964,383

Total investments of the VF Master Trust	$894,945,395

As discussed in Note A, the VF Hourly Plan was merged into the Plan on January 7, 2015, and the VF Master Trust was dissolved. The net investment loss for the VF Master Trust for the period from January 1, 2015 through January 7, 2015 was approximately $11,200,000.

Note G - Fair Value Measurements

Accounting standards provide a three-level hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The hierarchy is based on the observability and objectivity of pricing inputs, as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.

•	Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.

•	Level 3 – Significant unobservable inputs, therefore requiring an entity to develop its own assumptions.

Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the underlying assets of the Plan and VF Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds – These funds are valued at the closing price reported in the active market in which the securities are traded.

Collective investment trusts – These funds are valued at the NAV per share of the individual collective trusts included in each respective fund, which is based on the fair value of the underlying net assets.

Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds all of which are valued at the closing price reported in the active market in which the securities are traded.

Separately managed fixed income fund – This fund invests in U.S. Treasury and government agency securities and short-term investments. U.S. Treasury securities are valued at the closing price reported in the active market in which the securities are traded. Other U.S. government and related agency securities are valued at the closing price reported in the active market in which the securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings. The short-term investments are valued at fair value based on their outstanding balances.

VF Corporation Common Stock fund – This fund is a unitized fund which invests in VF Corporation Common Stock and short-term investments. The Common Stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are valued at fair value based on their outstanding balances.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the underlying investments in the Plan as of December 31, 2015:

	Total Investments	Fair Value Measurements:
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$77,187,438	$77,187,438	$—	$—
Self-directed brokerage accounts	19,196,749	19,196,749	—	—
Separately managed fixed income fund	33,108,679	—	33,108,679	—
VF Corporation Common Stock fund	187,664,384	184,141,165	3,523,219	—

Total Plan investments in the fair value hierarchy	$317,157,250	$280,525,352	$36,631,898	$—

Investments measured at net asset value (a)
Collective investment trusts (b)	544,762,282

Total Plan investments	$861,919,532

At December 31, 2015, the Plan held 2,958,091 shares of VF Corporation Common Stock, with a fair value of $184,141,165 and a cost basis of $32,108,129.

The following table sets forth the underlying investments in the VF Master Trust as of December 31, 2014:

	Total Investments	Fair Value Measurements:
		Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$82,988,199	$82,988,199	$—	$—
Self-directed brokerage accounts	18,372,975	18,372,975	—	—
Separately managed fixed income fund	34,129,986	—	34,129,986	—
VF Corporation Common Stock fund	246,964,383	242,564,699	4,399,684	—

Total VF Master Trust investments in the fair value hierarchy	$382,455,543	$343,925,873	$38,529,670	$—

Investments measured at net asset value (a)
Collective investment trusts (b)	512,489,852

Total VF Master Trust investments	$894,945,395

At December 31, 2014, the VF Master Trust held 3,238,514 shares of VF Corporation Common Stock, with a fair value of $242,564,699 and a cost basis of $33,500,525.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.

(a)	As discussed in Note B, investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have been removed from the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation to the amounts in the Statement of Net Assets Available for Benefits.

(b)	Participant transactions (purchases and sales) may occur daily. Redemptions for common collective trusts are permitted with no other restrictions or notice periods and there are no unfunded commitments.

The Plan also holds other assets not measured at fair value on a recurring basis, including employer contributions receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

Note H - Plan Termination

Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

VF 401K Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 002

December 31, 2015

(a)(b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest collateral, par, or maturity value	Current value

	Mutual funds:
PIMCO	PIMCO Total Return Fund Institutional Class	$31,962,880
Goldman Sachs	Goldman Sachs Financial Square Federal Fund FST Shares	45,224,449
*Fidelity National Financial Services	FID Gov Cash Reserve	109

		$77,187,438

	Collective investment trusts:
Blackrock	Blackrock U.S. Equity Index Fund	135,861,110
Blackrock	Blackrock Russell 2500 Index Fund	52,330,925
Blackrock	Blackrock MSCI ACWI ex-US IMI Index Fund	37,252,293
Blackrock	Blackrock Strategic Completion Fund	2,085,611
JP Morgan	JP Morgan Blend Income Fund C	9,442,862
JP Morgan	JP Morgan Retirement 2015 Fund	15,834,967
JP Morgan	JP Morgan Retirement 2020 Fund	54,737,987
JP Morgan	JP Morgan Retirement 2025 Fund	46,497,145
JP Morgan	JP Morgan Retirement 2030 Fund	59,384,553
JP Morgan	JP Morgan Retirement 2035 Fund	39,100,861
JP Morgan	JP Morgan Retirement 2040 Fund	51,416,538
JP Morgan	JP Morgan Retirement 2045 Fund	21,988,980
JP Morgan	JP Morgan Retirement 2050 Fund	15,410,231
JP Morgan	JP Morgan Retirement 2055 Fund	3,418,219

		$544,762,282

	Self-directed brokerage:
*Fidelity National Financial Services	Self-directed brokerage account investments	$19,196,749

	Separately managed fixed income account:
Reams	VF Corp Pro-Capp Fixed Income Fund	$33,108,679

	Cash and equivalents:
*Fidelity National Financial Services	FMTC Institutional Cash Portfolio	$3,523,219

	Common stock:
*VF Corporation	VF Corporation Common Stock	$184,141,165

	Participant loans:
*Participants	Participant loans - rates of 3.25% - 5.25%	$17,083,224

	Total	$879,002,756

* Party-in-Interest to the Plan

(d)	Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed

VF 401K Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number: 23-1180120

Plan Number: 002

Year Ended December 31, 2015

Total that Constitute Nonexempt Prohibited Transactions

	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Participant Contributions
Transferred Late to Plan	$3,414	$90	$—	$—